Filed by Lionheart Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart Acquisition Corporation II

Commission File No. 001-39445

MSP Recovery Scores Major Victory in Court Ruling Against IDS Property Casualty

•	Ruling certifies a class action, enters judgment for entire class and sanctions IDS for willfully violating court’s order.
•	Ruling also confirms effectiveness of MSP Recovery’s systems and data analytics in identifying that IDS, the defendant and a Primary Payer, failed to report its Primary Payer obligations to the government.

CORAL GABLES, FLORIDA—August 12, 2021--Data analytics company, MSP Recovery, LLC and its affiliates (“MSP Recovery”), a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader that recently announced a planned business combination with Lionheart Acquisition Corporation II (Nasdaq: LCAPU, LCAP, LCAPW), today announced a major legal victory in its continuing disruption of the antiquated healthcare reimbursement system by discovering payments made by Medicare Secondary Payers that should have been paid by Primary Payers.

The action was filed by MSP Recovery Law Firm (“MSP Law”), on behalf of MSPA Claims 1 LLC (“MSPA”), a subsidiary of MSP Recovery. MSP Law is a separate legal entity from MSP Recovery.

Judge David C. Miller of the Eleventh Judicial Circuit of Florida ruled there was at least “willful indifference” by IDS Property Casualty Insurance Company (“IDS”) in not complying with his August 6, 2018 order which required IDS to provide identifying data of its insureds, including names, dates of birth and Social Security numbers. IDS is required by federal law and state statutes to maintain these data points to identify Medicare beneficiaries. However, IDS “failed to ascertain whether their insured was entitled to Medicare benefits” and “knowingly and willfully turned a blind eye and evaded its primary obligation when it received the Medicare enrollee’s medical bills,” according to the Court.

Judge Miller imposed sanctions upon IDS for “willfully” violating his court order and also certified a class action on behalf of all Florida Medicare Advantage Organizations, downstream providers and their assignees, and a summary judgment in favor of the entire class.

John H. Ruiz, founder of MSP Recovery and MSP Law and the lead attorney representing MSPA, argued that IDS had the primary obligation to cover these items and services but failed to do so. Mr. Ruiz further argued that IDS was required to maintain data that would allow it to determine which claimants were Medicare beneficiaries as required by federal law to prevent losses to the Medicare Trust Fund.

Mr. Ruiz argued that IDS’s auto insurance arm is the primary responsible party when someone insured by IDS is involved in a car accident and incurs medical expenses from the accident. However, as MSP Law has shown – using MSP Recovery’s system and data analytics – the Secondary Payer and the Medicare Payers often end up paying the medical bills. Mr. Ruiz said MSP proved that IDS was aware of this, but still allowed the Medicare Payers to pay the claims. As a result, Medicare Trust Funds were wasted.

MSP Law used MSP Recovery’s data systems to show IDS willfully withheld data from MSP Law and the Court. MSP Law showed that there was more data relevant to Judge Miller’s request than IDS had produced, a point IDS was unable to rebut. Insurance Services Office, which works with many property and casualty insurers in the U.S., provided this additional data.

“This win confirmed that IDS’s system did not comply with federal laws. Systems with these failures cause Medicare Payers to pay for medical bills that insurers should be paying, which we estimate could cost taxpayers billions of dollars each year. MSP Recovery’s system and data analytics to discover and recover these losses are necessary and well-positioned to aid in righting the wrongs impacting the Medicare Trust Fund,” said Mr. Ruiz. According to Ruiz, “this flaw isn’t limited to just Medicare, Medicaid and Commercial payers also end up paying claims they don’t owe.”

The ruling is the first time in any case brought by MSP Recovery that a judge has imposed these penalties on a primary payer in connection with finding specific instances of willful violation of a court order and finding significant flaws in the primary payer’s data. The ruling paves the way for MSP Recovery to pursue double damage penalties as allowed by federal law.

“The ruling demonstrates how applying MSP Recovery’s proprietary data analytics and legal strategies can help to obtain reimbursements from parties which should have paid the claims in the first place,” said Mr. Ruiz.

The Court held that the software system used by MSP Recovery was able to demonstrate specific instances of IDS’s failure to coordinate benefits as required by law, and further noted: “Plaintiffs’ ability to capture data in large volumes, and to simultaneously, categorize, normalize, and utilize the captured data, along with data from outside sources, is a common, reasonable and very effective methodology for generalized proof of class-wide impact for Plaintiffs and its potential class members. Plaintiffs utilized the MSP [Recovery] System in this case and was able to identify that IDS’s production to Plaintiffs did not comply with the Court’s Order.”

The Court found that the MSP Recovery’s System had uncovered and provided uncontested evidence that IDS had a reporting rate as low as 2% of claims made to them under policies of insurance based on the records it provided. This reporting is required under MMSEA Section 111 for Primary payers such as IDS. Based on the evidence that it provided, IDS could never have reported properly in 38% of the claims made to them under policies of insurance because IDS did not have the proper information to comply with its reporting obligations. The Court also found that when IDS did have the data, IDS would not have been able to correctly report in 21% of those claims because of the collection of incorrect data points that did not correspond to government records. Taken together, between situations where IDS failed to collect any information or where it  gathered incorrect information, IDS would not have been able to properly report approximately 59% of the claims.

“The findings in this case are consistent with what MSP Law has been arguing for the last 7 years,” said Mr. Ruiz. “MSP Law – using MSP Recovery’s data analytics -- has found that a major flaw exists in the methodology used by some primary payers,” said Mr. Ruiz.

The Court imposed sanctions against IDS because it found that the data produced by IDS in response to the Court’s order “reflected, at least a willful indifference to comply with the compelled production of data, or a willful decision to do so.” According to the Court: “[t]his data, as established by Plaintiffs, is required for the Defendant to be able to comply with its legal responsibility to comply with federal and state laws in having to report and pay claims as a primary payer.”

CMS reviews less than two tenths of a percent of the more than one billion claims Medicare receives a year, so there is a high frequency of improper payments

The billed amounts being pursued by MSP Law on behalf of MSP Recovery’s MSPA are part of the more than $50 billion MSP Recovery owns in billed amounts against insurance companies that have primary payment responsibility as well as medical and pharmaceutical manufacturers that either caused the expenditure of medical treatment or inflated their prices against the law.

About MSP Recovery

Founded in 2014, MSP Recovery has become a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries against responsible parties, while providing the industry with comprehensive compliance solutions. For more information, visit: www.msprecovery.com

About Lionheart Acquisition Corporation II

Lionheart Acquisition Corporation II (Nasdaq: LCAPU, LCAP, LCAPW), is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit: www.LCAP2.com.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by Lionheart Acquisition Corporation II (“Lionheart”) with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 will include a preliminary proxy statement / prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and MSP Recovery, LLC (and related entities, “MSP”) urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about MSP, Lionheart and the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, MSP, and their respective directors, executive officers and other members of their management and employees, including John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on March 31, 2021, as amended, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form S-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Cautionary Note Regarding Forward Looking Statements

This communication includes forward looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Section 27A of the Securities Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as “expects”, “plans”, “ projects”,” forecasts”,” estimates”,” intends”, “expects”, “anticipates”, “seeks”, “ targets”, “continues”, “ believes”, “opinion”, “will”, “could”, “future”, “growth”, or “may” (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions, statements and projections regarding projected MSP claims by paid amounts, projected recovery percentages, forecasts relating to key revenue drivers, earnings growth, gross and cumulative recoveries and the implied enterprise value and Lionheart’s and MSP’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. There is no guarantee that prospects or results or the timing of events included or referred to in this communication will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP and Lionheart and are difficult to predict. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the termination of the Membership Interest Purchase Agreement (the “Agreement”); the outcome of any legal proceedings that may be instituted against Lionheart or MSP or affiliated companies following the announcement of the proposed business combination; the inability to complete the proposed business combination on the expected time frame or at all, including due to failure to obtain approval of Lionheart’s stockholders, certain regulatory approvals, or the satisfaction of other conditions to closing in the Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the proposed business combination to fail to close; the inability to obtain or maintain the common stock listing on the Nasdaq Stock Market following the proposed business combination; a delay or failure to realize the expected benefits of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things: future economic, financial, lending, competitive and market conditions, including healthcare spending fluctuations; future costs of and returns on capital; leverage and lending costs and terms; operating costs and future business, investment, holding and sale decisions and costs; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Lionheart’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus, to be filed with the SEC in connection with the proposed business combination. This communication speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this communication (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The communication should not be relied upon as representing our assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the communication, including the forward-looking statements.

For Media:
ICR, Inc.
Tom Vogel
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For Investors:
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